UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 15, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR FEBRUARY 2017

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

	Estimated amount for February 2017	Actual amount completed in February 2016	Year-on-year increase	Total estimated amount for January to February 2017	Total actual amount completed in January to February 2016	Year-on-year increase

Passenger Transportation Data
ASK (available seat
– kilometres)(millions)	17,115.72	16,705.61	2.5%	35,812.91	33,320.07	7.5%
– Domestic routes	10,827.50	10,465.33	3.5%	22,340.12	21,026.57	6.2%
– International routes	5,830.04	5,729.21	1.8%	12,513.10	11,304.57	10.7%
– Regional routes	458.17	511.07	–10.4%	959.69	988.93	–3.0%

RPK (revenue passenger
– kilometres)(millions)	14,132.11	13,503.97	4.7%	29,416.60	26,606.01	10.6%
– Domestic routes	9,093.12	8,457.16	7.5%	18,465.42	16,727.58	10.4%
– International routes	4,678.66	4,648.60	0.6%	10,196.07	9,113.31	11.9%
– Regional routes	360.33	398.22	–9.5%	755.12	765.11	–1.3%

	Estimated amount for February 2017	Actual amount completed in February 2016	Year-on-year increase		Total estimated amount for January to February 2017	Total actual amount completed in January to February 2016	Year-on-year increase

Number of passengers carried (thousands)	8,589.56	8,127.79	5.7%		17,509.81	16,051.33	9.1%
– Domestic routes	7,089.66	6,586.46	7.6%		14,372.87	13,094.09	9.8%
– International routes	1,230.45	1,243.18	–1.0%		2,571.26	2,385.10	7.8%
– Regional routes	269.45	298.15	–9.6%		565.68	572.13	–1.1%

Passenger load factor (%)	82.57	80.83	1.73	pts	82.14	79.85	2.29	pts
– Domestic routes	83.98	80.81	3.17	pts	82.66	79.55	3.10	pts
– International routes	80.25	81.14	–0.89	pts	81.48	80.62	0.87	pts
– Regional routes	78.64	77.92	0.73	pts	78.68	77.37	1.32	pts

Freight Transportation Data
AFTK (available freight tonne
– kilometres)(millions)	519.46	545.44	–4.8%		1,359.72	1,346.41	1.0%
– Domestic routes	191.59	205.95	–7.0%		394.62	413.98	–4.7%
– International routes	313.17	323.73	–3.3%		923.77	891.63	3.6%
– Regional routes	14.70	15.76	–6.7%		41.33	40.80	1.3%

RFTK (revenue freight tonne
– kilometres)(millions)	150.31	128.23	17.2%		550.18	537.38	2.4%
– Domestic routes	58.63	52.20	12.3%		142.13	145.89	–2.6%
– International routes	89.29	74.13	20.5%		395.29	378.51	4.4%
– Regional routes	2.39	1.90	25.5%		12.76	12.98	–1.7%

Weight of freight carried
(million kg)	57.75	51.27	12.6%		175.39	175.62	–0.1%
– Domestic routes	42.05	38.18	10.1%		104.34	106.72	–2.2%
– International routes	13.66	11.46	19.2%		60.54	58.22	4.0%
– Regional routes	2.04	1.63	24.8%		10.51	10.67	–1.5%

Freight load factor (%)	28.94	23.51	5.43	pts	40.46	39.91	0.55	pts
– Domestic routes	30.60	25.35	5.25	pts	36.02	35.24	0.78	pts
– International routes	28.51	22.90	5.61	pts	42.79	42.45	0.34	pts
– Regional routes	16.22	12.06	4.16	pts	30.87	31.82	–0.95	pts

	Estimated amount for February 2017	Actual amount completed in February 2016	Year-on-year increase		Total estimated amount for January to February 2017	Total actual amount completed in January to February 2016	Year-on-year increase

Consolidated Data
ATK (available tonne
– kilometres)(millions)	2,059.88	2,048.94	0.5%		4,582.88	4,345.21	5.5%
– Domestic routes	1,166.07	1,147.83	1.6%		2,405.23	2,306.37	4.3%
– International routes	837.87	839.36	–0.2%		2,049.95	1,909.04	7.4%
– Regional routes	55.94	61.75	–9.4%		127.70	129.80	–1.6%

RTK (revenue tonne
– kilometres)(millions)	1,393.16	1,308.96	6.4%		3,135.46	2,874.59	9.1%
– Domestic routes	859.49	793.38	8.3%		1,766.70	1,619.14	9.1%
– International routes	499.70	479.05	4.3%		1,289.84	1,175.65	9.7%
– Regional routes	33.97	36.53	–7.0%		78.92	79.80	–1.1%

Overall load factor (%)	67.63	63.88	3.75	pts	68.42	66.16	2.26	pts
– Domestic routes	73.71	69.12	4.59	pts	73.45	70.20	3.25	pts
– International routes	59.64	57.07	2.57	pts	62.92	61.58	1.34	pts
– Regional routes	60.73	59.15	1.58	pts	61.80	61.48	0.32	pts

Notes:

1.	As China Eastern Airlines Corporation Limited (the “Company”) completed the disposal of the entire equity interest in Eastern Air Logistics Co., Ltd.* (東方航空物流有限公司) (“Eastern Logistics ”) to Eastern Airlines Industry Investment Company Limited* (東方航空產業投資 有限公司) (“Eastern Investment”, a wholly-owned subsidiary of China Eastern Air Holding Company* (中國東方航空集團公司), the controlling shareholder of the Company), the freight data and consolidated monthly data of the Company since February 2017 and subsequent months shall not include the freight data of all freighters, but only freight data of bellyhold space in passenger aircrafts. The data for the corresponding period of last year shall no longer include the freight data of all freighters and shall be adjusted to comparable basis.

2.	Please refer to the latest annual report or interim report of the Company for the definitions of the indicators.

II.	FLEET STRUCTURE

In February 2017, the Company introduced one A321 aircraft, retired one B737-700 aircraft and one B737-800 aircraft.

As the Company completed the disposal of the entire equity interest in Eastern Logistics to Eastern Investment in February 2017, the fleet data of the Company shall no longer include the freight data operated by China Cargo Airlines Co., Ltd.* (中國貨運航空有限公司), a controlled subsidiary of Eastern Logistics. As at the end of February 2017, details of the fleet structure of passenger aircrafts and freighters of the Company are as follows:

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total

	Wide-body passenger aircraft	28	35	10	73
1	B777-300ER	9	7	–	16
2	B767	6	–	–	6
3	A330-200	12	18	3	33
4	A330-300	1	10	7	18

	Narrow-body passenger aircraft	187	189	122	498
5	B737-700	36	19	6	61
6	B737-800	36	57	77	170
7	A319	9	24	3	36
8	A320	73	55	36	164
9	A321	33	34	–	67

	Total	215	224	132	571

III.	BRIEF EXPLANATION ON OPERATING DATA

In relation to passenger traffic, the Company’s passenger transportation data was affected by the Chinese New Year travelling period being earlier than in the previous year. Passenger capacity (measured by available seat-kilometres) of the Company in February 2017 increased by 2.5% year-on-year, passenger traffic (measured by revenue passenger- kilometres) increased by 4.7% year-on-year, and passenger load factor increased by 1.73 percentage points to 82.57% year-on-year. Freight transportation capacity (measured by available freight tonne-kilometres) of the Company in February 2017 decreased by 4.8% year-on-year. Freight traffic volume (measured by revenue freight tonne-kilometres) increased by 17.2% year-on-year, while freight load factor increased by 5.43 percentage points to 28.94% year-on-year.

In February 2017, the Company did not launch any new route.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

15 March 2017

* for identification purpose only

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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